FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
December, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

December 18, 2009

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

PROVISIONAL POLICY ON HABITUAL TRANSACTIONS

Dear Sir,

The following material information is reported in accordance with articles 9 and 10 of Law 18,045 and the administrative regulations of the Superintendency of Securities and Insurance:

The board of the Company at its meeting held on December 17, 2009, has adopted the following provisional policy with respect to habitual transactions related to the ordinary course of business, to be effective from January 1, 2010 until the next ordinary shareholders meeting, and allows the transactions with related parties without complying with the requirements and procedures set out in Nos. 1 to 7 of article 147 of Law 18,046:

PROVISIONAL POLICY ON HABITUAL TRANSACTIONS

1. Habitual transactions are financial transactions between companies belonging to the same business group and which are classified as trading current accounts and/or structured financial loans, carried out for the optimization of the cash management of the companies.

2. Considered as habitual are those transactions between related parties that are related to electricity supply contracts subject to regulated prices or that derive from electricity supply tenders.

3. Considered as habitual are those transactions of a financial nature or financial intermediation made by the Company in a normal and permanent way with banking companies and their subsidiaries, such as fixed-income financial investments, currency trading, financial derivatives, repurchase agreements, time deposits, overdraft lines, loans against promissory notes, letters of credit, performance bonds, stand-by letters of credit, etc. and which are booked as transactions between related parties, when they may be subject to confrontation of market prices in an auditable way.

Yours sincerely,

Joaquín Galindo
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.

Joaquín Galindo V.

Chief Executive Officer

Dated: December 18, 2009